Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Artesian Solutions Ltd	United Kingdom
Compliance Solutions Holding, Inc.	United States (Delaware)
nCino South Africa (Pty) Ltd.	South Africa
DocFox, Inc.	United States (Delaware)
DueDil Ltd	United Kingdom
FinSuite Pty Ltd	Australia
FullCircl Ltd	United Kingdom
nCino APAC Pty Ltd	Australia
nCino Canada, Inc.	Canada
nCino France	France
nCino Germany GmbH	Germany
nCino Global Ltd	United Kingdom
nCino K.K.	Japan
nCino New Zealand Limited	New Zealand
nCino OpCo, Inc.	United States (Delaware)
nCino Spain S.L.	Spain
nCino Sweden AB	Sweden
W2 Global Data Solutions Ltd	United Kingdom